

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Dajiang Guo
Chief Executive Officer
AlphaTime Acquisition Corp
500 5th Avenue, Suite 938
New York, NY 10110

> **Re: AlphaTime Acquisition Corp**
> **Form 10-K for the Year Ended December 31, 2022**
> **File No. 001-41584**
> **Filed March 24, 2023**

Dear Dajiang Guo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Blankenship, Winston & Strawn